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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 6)

LOWRANCE ELECTRONICS, INC.
(Name of Subject Company (Issuer))

NAVICO ACQUISITION CORP.
SIMRAD YACHTING AS
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

548900109
(CUSIP Number of Class of Securities)

Hugo Maurstad
Strandpromenaden 50
3191 Horten
Norway
+47 33 03 40 00
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Duncan C. McCurrach
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$190,014,092	$20,332

*
Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of the 5,135,516 outstanding shares of common stock, par value $.10 per share (the "Shares"), of Lowrance Electronics, Inc. (the "Company") at a price of $37.00 per Share. The calculation of the filing fee is based on the Company's representation of its capitalization as of January 29, 2006.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2006, issued on November 23, 2005, equals .000107 of the transaction value, or $20,332.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,332	Filing Party:	Navico Acquisition Corp. and Simrad Yachting AS
Form or Registration No:	Schedule TO	Date Filed:	January 31, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

 Amendment No. 6 to Schedule TO

        This Amendment No. 6 ("Amendment No. 6") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on January 31, 2006, as amended on February 23, 2006, February 28, 2006, March 1, 2006 and March 2, 2006 (the "Previous Amendments"), by Simrad Yachting AS, a stock corporation incorporated under the laws of Norway ("Parent"), and Navico Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Parent, relating to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $.10 per share (the "Shares"), of Lowrance Electronics, Inc., a Delaware corporation (the "Company") at a price of $37.00 per Share, net to the seller in cash and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2006 (the "Offer to Purchase"), a copy of which was attached as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal and instructions thereto, a copy of which was attached as Exhibit (a)(1)(B) to the Schedule TO (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). This Amendment No. 6 is being filed, and the Schedule TO and the Previous Amendments were filed, by each of Purchaser and Parent, each of which is considered a bidder in connection with the Offer pursuant to Rule 14d-1(g)(2) promulgated under the Securities Exchange Act of 1934, as amended.

        The terms and conditions of the Offer are set forth in the Offer to Purchase. Terms used but not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

Item 4. Terms of the Transaction.

        Section 4(a)(1) of Item 4 is hereby amended and supplemented with the following:

        "On Monday, March 6, 2006, Parent and the Company announced that the expiration date for the subsequent offering period to the Offer has been extended to Wednesday, March 8, 2006 at 12:00 Midnight, New York City time (unless extended further). According to the depositary for the Offer, as of 5:00 p.m. New York City time on Friday, March 3, 2006, a total of 4,425,873 Shares have been validly tendered in the Offer and the subsequent offering period to date, including 47,088 shares subject to guaranteed delivery. As a result of the Offer, Parent, through the Purchaser, now owns approximately 86.2% of the outstanding Shares.

        During the subsequent offering period, holders of Shares that were not previously tendered into the Offer may do so and the Purchaser will promptly purchase any Shares so tendered at $37.00 per share, net to the seller in cash without interest on the same terms that applied prior to the initial expiration of the Offer. No Shares tendered in the Offer may be withdrawn during the subsequent offering period. Parent and the Purchaser reserve the right to extend the subsequent offering period in accordance with applicable law."

Item 12. Exhibits.

        Item 12 is hereby amended and supplemented to include the following:

"(a)(1)(J)	Joint Press Release issued by Parent and the Company dated March 6, 2006"

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SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIMRAD YACHTING AS

By:	/s/ HUGO MAURSTAD
Name:	Hugo Maurstad
Title:	Director

By:	/s/ REYNIR INDAHL
Name:	Reynir Indahl
Title:	Director

NAVICO ACQUISITION CORP.

By:	/s/ REYNIR INDAHL
Name:	Reynir Indahl
Title:	Vice President

Dated: March 6, 2006

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EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(1)(J)	Joint Press Release issued by Parent and the Company dated March 6, 2006

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Amendment No. 6 to Schedule TO
SIGNATURES
EXHIBIT INDEX